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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934


                            Penn Virginia Corporation
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                                (Name of Issuer)

                     Common Stock, par value $6.25 per share
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                         (Title of Class of Securities)

                                    707882106
             ------------------------------------------------------
                                 (CUSIP Number)

                            Thomas Boone Pickens, Jr.
                            260 Preston Commons West
                                8117 Preston Road
                               Dallas, Texas 75225
                                 (214) 265-4165
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 15, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Please Send Copies of Notices and Communications to:

                             Taylor H. Wilson, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5615

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                                  SCHEDULE 13D

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CUSIP No. 707882106                                                Page 2 of 6
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      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BP Capital Energy Equity Fund, L.P., a Delaware limited partnership 75-2948254
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      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]

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      3   SEC USE ONLY

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      4   SOURCE OF FUNDS

            WC/OO
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      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

            N/A
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      6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                              7    SOLE VOTING POWER
            NUMBER OF
             SHARES                     537,740
                          ------------------------------------------------------
          BENEFICIALLY        8    SHARED VOTING POWER
            OWNED BY
                                        0
                          ------------------------------------------------------
              EACH            9    SOLE DISPOSITIVE POWER
            REPORTING
                                        537,740
                          ------------------------------------------------------
             PERSON          10    SHARED DISPOSITIVE POWER
              WITH:
                                        0
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      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            673,322
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      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
            N/A
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      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.5% (1)
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      14  TYPE OF REPORTING PERSON

            PN
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(1)      Based on a total of 8,943,716 Shares outstanding on August 8, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2002.


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CUSIP No. 707882106                                                 Page 3 of 6
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      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership 75-2958603
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      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS

                 WC/OO
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

                 N/A
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      6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
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                              7    SOLE VOTING POWER
            NUMBER OF
             SHARES                     135,582
                          ------------------------------------------------------

          BENEFICIALLY        8    SHARED VOTING POWER
            OWNED BY
                                        0
                          ------------------------------------------------------
              EACH            9    SOLE DISPOSITIVE POWER
           REPORTING
                                        135,582
                          ------------------------------------------------------
             PERSON          10    SHARED DISPOSITIVE POWER
             WITH:
                                        0
--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 673,322
--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
                 N/A
--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.5% (1)
--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON

                 PN
--------------------------------------------------------------------------------

(1) Based on a total of 8,943,716 Shares outstanding on August 8, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2002.



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         This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on March 6, 2002 (the "Original Filing"), as amended on June 25, 2002, July 17, 2002, and August 6, 2002, by BP Capital Energy Equity Fund, L.P. ("Energy") and BP Capital Energy Equity International Holdings I, L.P. ("International"), by furnishing the information set forth below. Energy and International are collectively referred to in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein, which are not defined herein, have the meanings given to them in the Original Filing, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented to add the following:

         The Filing Persons sent a letter on August 15, 2002 to the Board of Directors of the Issuer, which letter is attached hereto as Exhibit 6 and is incorporated herein by reference. In the letter, the Filing Persons propose (i) that the Issuer redeem the preferred stock purchase rights issued to holders of the Shares pursuant to the terms of that certain Rights Agreement, dated as of February 11, 1998, by and between the Issuer and American Stock Transfer & Trust Company, as amended, and (ii) that the Board of Directors solicit the opinions of the Issuer's stockholders regarding the current direction and strategic plan of the Issuer through a management-led forum.

         The Filing Persons issued a press release dated August 15, 2002, with regard to the foregoing, which press release is attached hereto as Exhibit 7 and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby supplemented to add the following:

         Exhibit 6. Letter, dated August 15, 2002, from the Filing Persons to the Board of Directors of the Issuer.

         Exhibit 7.        Press Release, dated August 15, 2002.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 15, 2002


                        BP CAPITAL ENERGY EQUITY FUND, L.P.

                        By:  BP Capital Management, L.P., its general partner
                        By:  TBP Investments Management LLC, its general partner



                             By:    /s/ Robert L. Stillwell
                                    ------------------------------------------
                             Name:  Robert L. Stillwell
                             Title: Managing Director



                        BP CAPITAL ENERGY EQUITY INTERNATIONAL HOLDINGS I, L.P.

                        By:  BP Capital Management, L.P., its general partner
                        By:  TBP Investments Management LLC, its general partner



                             By:    /s/ Robert L. Stillwell
                                    ------------------------------------------
                             Name:  Robert L. Stillwell
                             Title: Managing Director



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                                    EXHIBITS


         Exhibit 6. Letter, dated August 15, 2002, from the Filing Persons to the Board of Directors of the Issuer.

         Exhibit 7.        Press Release, dated August 15, 2002.